EXHIBIT 99.1

April 21, 2013

Supplementary Report

Supplementary report to report filed on April 9, 2013:

Primary details added/completed:

Further to the Company's report of April 9, 2013, regarding a claim for declaratory relief, the Company hereby provides notification that on April 21, 2013, the Tel Aviv District Court (Economics Department) dismissed an urgent motion to shorten the procedure for clarifying the Claim filed by the plaintiff.

Accordingly, the Claim will be adjudicated in accordance with the dates prescribed by law, and there has been no change in the dates determined for the dividend distribution from Bezeq - The Israel Telecommunication Corp. Ltd. ("Bezeq") and the General Meeting, which is scheduled for April 24, 2013, as published by Bezeq.